UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Yalla Group Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

98459U 103(1)

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)
This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Class A ordinary share.

SCHEDULE 13G

CUSIP No. 98459U 103

1	Names of Reporting Persons Jianfeng Xu
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 10,336,326(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,336,326(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,336,326(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 7.6% of Class A ordinary shares(2)
12	Type of Reporting Person (See Instructions) IN

(1)
Represents (i) 7,366,326 Class A ordinary shares held by WindBell Limited, (ii) 200,000 Class A ordinary shares held by Mr. Xu, and (iii) 2,770,000 Class A ordinary shares that Mr. Xu has the right to receive within 60 days after December 31, 2023.
(2)
The percentage of the class of securities beneficially owned by each reporting person is calculated based on a total of 133,809,094 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2023, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2023.

1	Names of Reporting Persons Windbell Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 7,366,326(3)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 7,366,326(3)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,366,326(3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.5% of Class A ordinary shares(4)
12	Type of Reporting Person (See Instructions) CO

(3)
Represents 7,366,326 Class A ordinary shares held by WindBell Limited.
(4)
The percentage of the class of securities beneficially owned by each reporting person is calculated based on a total of 133,809,094 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2023, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2023.

1	Names of Reporting Persons WindBell Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 7,366,326(5)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 7,366,326(5)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,366,326(5)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.5% of Class A ordinary shares(6)
12	Type of Reporting Person (See Instructions) CO

(5)
Represents 7,366,326 Class A ordinary shares held by WindBell Limited.
(6)
The percentage of the class of securities beneficially owned by each reporting person is calculated based on a total of 133,809,094 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2023, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2023.

Item 1.
	(a)	Name of Issuer: Yalla Group Limited
	(b)	Address of Issuer’s Principal Executive Offices: #234, Building 16 Dubai Internet City Dubai United Arab Emirates

Item 2.
(a)

Name of Person Filing:

(i) Jianfeng Xu;

(ii) Windbell Holdings Limited (“Windbell Holdings”), a limited liability company established in the British Virgin Islands; and

(iii) WindBell Limited (“WindBell”), a limited liability company established in the British Virgin Islands.

(b)

Address of Principal Business Office or, if none, Residence:

(i) The address of the principal business office of Jianfeng Xu is #234, Building 16, Dubai Internet City, Dubai, United Arab Emirates.

(ii) The registered address of Windbell Holdings is Palm Grove House, P.O. Box 438, Road Town, Tortola, VG1110, British Virgin Islands.

(iii) The registered address of WindBell is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

	(c)	Citizenship: (i) Jianfeng Xu – People’s Republic of China (ii) Windbell Holdings – British Virgin Islands (iii) WindBell – British Virgin Islands
	(d)	Title and Class of Securities: Class A ordinary shares, par value US$0.0001 per share
	(e)	CUSIP No.: 98459U 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership

Reporting Person(1)	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct to vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Jianfeng Xu	10,336,326	7.6%	10,336,326	0	10,336,326	0
Windbell Holdings	7,366,326	5.5%	7,366,326	0	7,366,326	0
WindBell	7,366,326	5.5%	7,366,326	0	7,366,326	0

(1)
As of December 31, 2023, WindBell held 7,366,326 of the Issuer’s Class A ordinary shares. WindBell is controlled by Windbell Holdings, which is in turn controlled by a trust of which Mr. Jianfeng Xu is the settlor and Mr. Xu and his family members are beneficiaries. Under the terms of this trust, Mr. Xu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by WindBell in the Issuer. Accordingly, each of Mr. Xu and Windbell Holdings may thereby be deemed to beneficially own the 7,366,326 Class A ordinary shares held by WindBell.

In addition, Mr. Xu held 200,000 Class A ordinary shares as of December 31, 2023 and has the right to receive 2,770,000 Class A ordinary shares within 60 days after December 31, 2023.

(2)
The percentage of the class of securities beneficially owned by each reporting person is calculated based on 133,809,094 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2024

Jianfeng Xu

/s/ Jianfeng Xu
Name:	Jianfeng Xu

Windbell Holdings Limited

By:	/s/ Cassandra Fish-Myles and Conrad Proud
Name:	Cassandra Fish-Myles and Conrad Proud on behalf of Equitas Limited & Probitas Limited
Title:	Director

WindBell Limited

By:	/s/ Jianfeng Xu
Name:	Jianfeng Xu
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement